DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02012999

NO ACT
P.E 12-7-01
1-08501

January 17, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1-17-2002

Taras R. Proczko
Vice President
Corporate Counsel and Secretary
Hartmarx Corporation
101 North Wacker Dr.
Chicago, IL 60606-1718

Re: Hartmarx Corporation
Incoming letter dated December 7, 2001

Dear Mr. Proczko:

This is in response to your letter dated December 7, 2001 concerning the shareholder proposal submitted to Hartmarx by John R. Meinert. We also have received a letter from the proponent dated December 12, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Mr. John R. Meinert
634 North Ironwood Drive
Arlington Heights, IL 60004

CRG/JT

HARTMARX
CONSUMER APPAREL PRODUCTS

TARAS R. PROCZKO
VICE PRESIDENT
CORPORATE COUNSEL AND SECRETARY
[redacted]
312/357-5807 FAX

December 7, 2001

Via Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 - - Rule 14a-8(i)(1)

Shareholder Proposal Submitted to Hartmarx Corporation by John R. Meinert

Ladies and Gentlemen:

On behalf of Hartmarx Corporation, a Delaware corporation (the "Company"), I am submitting, in my capacity as counsel to the Company, this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). On October 25, 2001, the Company received from Mr. John R. Meinert a shareholder proposal including a supporting statement (the "Proposal") for inclusion in the Company's proxy materials (referred to herein as the "Proxy Statement") for the Company's 2002 annual meeting of the shareholders. The Proposal provides:

> "Resolved: That the stockholders of Hartmarx Corporation hereby require its Board of Directors to redeem immediately the Rights distributed under its Stockholder's Rights Plan (the " Poison Pill") and take all steps necessary to redeem, repeal and eliminate its Poison Pill."

The Proposal was attached to a letter received by the Company on October 25, 2001 (a copy of which is attached hereto as Exhibit A).

For the reasons set forth below, the Company believes that it is entitled to omit the Proposal from the Proxy Statement in accordance with Rule 14a-8(i) under the Exchange

Act because the Proposal, under Delaware state law, is not a proper subject for shareholder action (Rule 14a-8(i)(1) under the Exchange Act).

The Company respectfully requests that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal from the Proxy Statement. To the extent that exclusion is requested under Rule 14a-8(i)(1) and Rule 14a-8(j)(2)(iii) requires a supporting opinion of counsel to be provided, the "Grounds for Omission" section of this letter constitutes the supporting opinion of the Company's counsel. A copy of this letter is concurrently being sent to Mr. John R Meinert.

The Company intends to file with the Securities and Exchange Commission definitive copies of the Proxy Statement on or about February 26, 2002, and to begin mailing shortly thereafter.

Pursuant to Rule 14a-8(j) under the Exchange Act, I enclose the following:

1. The original and five copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from the Proxy Statement; and

2. Six copies of the proposal letter.

Grounds for Omission

The Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1) (Improper Under State Law) under the Exchange Act. Under Rule14a-8(i)(1), a corporation may omit a proposal from its proxy statement "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under the laws of the State of Delaware and governed by the Delaware General Corporation Law ("DGCL").

The Proposal requires the Company's Board of Directors (the "Board") to redeem the rights (the "Rights") issued under the Company's Amended and Restated Rights Agreement (the "Shareholders Rights Plan") and repeal and eliminate the Shareholder

Rights Plan itself. As submitted, the Proposal mandates action on a matter that is, under DGCL, committed to and within the discretionary authority granted to the Board, and which is therefore not a proper subject for action by shareholders.

Section 141(a) of DGCL states that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board or directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Neither the Company's Restated Certificate of Incorporation (the "Certificate") nor DGCL limits or restricts in any manner the ability of the Board to redeem the Rights issued under the Shareholders Rights Plan. Furthermore, the Shareholder Rights Plan expressly vests the power to redeem the Rights with the Board. The Proposal would therefore constitute an exercise of power by the shareholders that is reserved to the Board under DGCL and under the terms of the Shareholder Rights Plan.

The Staff has frequently agreed that shareholder proposals that usurp the power of the board of directors of a company under applicable state law by mandating certain action may properly be omitted from the registrant's proxy statement under Rule 14a-8(i)(1). See Pancho's Mexican Buffet, Inc. (December 8, 2000); The Walt Disney Company (November 18, 1999); American International Group, Inc. (March 12, 1999) and Tandem Computers Incorporated (November 8, 1995). (For your convenience, copies of these No- Action letters are included in the Table of Authorities enclosed herewith.)

As the Proposal seeks to require the Company to take action which Delaware state law reserves to the sole discretion of the Board, it is not a proper subject for shareholder action. The Proposal, therefore, may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1) under the Exchange Act.

Please acknowledge receipt of these materials by receipt-stamping the additional enclosed copy of this letter and returning it using the pre-paid, pre-addressed air courier packaging enclosed for this purpose.

Should the Staff disagree with my conclusion regarding the omission of the Proposal or should any additional information be desired in support of my position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you wish any further information on this matter, please call me at 312 357-5321, or you may fax written materials to fax no. 312 357-5807.

Very truly yours,

Taras R. Proczko
Vice President, Corporate Counsel
& Secretary

TRP
enclosures

Exhibit A

Mr. Taras R. Proczko
Secretary of the Company
Hartmarx Corporation
101 North Wacker Drive
Chicago, IL 60606

Dear Secretary Proczko:

The attached Stockholder Proposal is to be included in the Proxy Statement. I have owned the same 94,953 shares for many years, comprised of 79,445 shares registered in my name plus 15,508 shares shown on the attached statements, and will own them beyond the Annual Meeting, when I will present this Resolution.

The Board did not oppose the 1993 proposal which gained an 80% vote, compared to 64% in 1992 and 57% in 1991, but I need to know what will be stated in the Proxy Statement as well as any comments from the SEC.

I think that removal of the Poison Pill should help, though improvements in sales and earnings are the most needed, to increase the market value of our Company's shares.

Sincerely,

John R. Meinert

John R. Meinert

Received by the Company this 25th day of October 2001.

Mr. John R. Meinert
634 North Ironwood Drive
Arlington Heights, IL 60004

Exhibit A

John R. Meinert, 634 North Ironwood Drive, Arlington Heights, IL 60004, owner of 94,953 shares of the Company's common stock, has given notice that this proposal will be presented at the Annual Meeting:

Resolved: That the stockholders of Hartmarx Corporation hereby require its Board of Directors to redeem immediately the Rights distributed under its Stockholder's Rights Plan (the " Poison Pill") and take all steps necessary to redeem, repeal and eliminate its Poison Pill.

This statement has been submitted in support of the resolution:

The previous Poison Pill's expiration was January 31, 1996, and a majority of the shares voting at three Annual Meetings – 80% the third time in 1993 – requested redemption or submitting the Plan to a binding stockholder vote, but the Board took neither action. While not opposing the 1993 proposal, agreements with lenders signed after its submission required their consent; such request was promised in that proxy statement. However, instead of redemption or eliminating the Poison Pill upon expiration, the Board approved a new Poison Pill with less constraints on amendment powers, redeemable at one cent per Right (29 million would be only $290,000) for 10 more years until January 31, 2006, without Stockholder approval, which would have been denied.

A substantial majority of anti-Poison Pill proposals are winning year after year despite Board opposition. I retired as Hartmarx Chairman in 1990, and now the Company, the times and financial situation are far different than when I signed agreements to distribute Rights. This Poison Pill is no longer necessary and is unattractive to existing stockholders and potential investors. Market value of the very substantial shares owned by directors, executives, employees and their benefit plans would be enhanced by removing obstacles to accumulating shares; studies support this, and this advantage is far more important than using the Poison Pill, designed to discourage or thwart unwanted offers, to "protect" Stockholders from losing control of the Company at prices the Board deems too low.

The Board's very important responsibilities would continue regarding all offers -- evaluating proposals, informing Stockholders of its negotiating efforts, recommending acceptance or rejection, and using its power to add directors and influence Stockholder approval by tailoring the best offer. Stockholders, well protected under Delaware laws, must have the right to decide on what they consider a "Fair Price" and meanwhile, purchases of Hartmarx shares should not be blocked by the Poison Pill, which the Board does not need to perform its duties.

The Board has good reason to permit Bakhsh/Traco shareholdings higher than the (15%) Poison Pill, while demonstrating its powers to dictate how much a stockholder can buy, accumulate, own or offer to buy, and to select directors. The Board would still be able to negotiate arrangements but without any Poison Pill diminishing Stockholder rights without Stockholder approval.

To enhance the value of the Company for its stockholders, it is important that you mark your proxy FOR this resolution.

Jan 1/14, [illegible]

[illegible]

HARTMARX
CONSUMER APPAREL PRODUCTS

TARAS R. PROCZKO
VICE PRESIDENT
CORPORATE COUNSEL AND SECRETARY
[redacted]
312/357-5807 FAX

December 7, 2001

Via Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 - - Rule 14a-8(i)(1)

Shareholder Proposal Submitted to Hartmarx Corporation by John R. Meinert

Ladies and Gentlemen:

On behalf of Hartmarx Corporation, a Delaware corporation (the "Company"), I am submitting, in my capacity as counsel to the Company, this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). On October 25, 2001, the Company received from Mr. John R. Meinert a shareholder proposal including a supporting statement (the "Proposal") for inclusion in the Company's proxy materials (referred to herein as the "Proxy Statement") for the Company's 2002 annual meeting of the shareholders. The Proposal provides:

> "Resolved: That the stockholders of Hartmarx Corporation hereby require its Board of Directors to redeem immediately the Rights distributed under its Stockholder's Rights Plan (the " Poison Pill") and take all steps necessary to redeem, repeal and eliminate its Poison Pill."

The Proposal was attached to a letter received by the Company on October 25, 2001 (a copy of which is attached hereto as Exhibit A).

For the reasons set forth below, the Company believes that it is entitled to omit the Proposal from the Proxy Statement in accordance with Rule 14a-8(i) under the Exchange

Act because the Proposal, under Delaware state law, is not a proper subject for shareholder action (Rule 14a-8(i)(1) under the Exchange Act).

The Company respectfully requests that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal from the Proxy Statement. To the extent that exclusion is requested under Rule 14a-8(i)(1) and Rule 14a-8(j)(2)(iii) requires a supporting opinion of counsel to be provided, the "Grounds for Omission" section of this letter constitutes the supporting opinion of the Company's counsel. A copy of this letter is concurrently being sent to Mr. John R Meinert.

The Company intends to file with the Securities and Exchange Commission definitive copies of the Proxy Statement on or about February 26, 2002, and to begin mailing shortly thereafter.

Pursuant to Rule 14a-8(j) under the Exchange Act, I enclose the following:

1. The original and five copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from the Proxy Statement; and

2. Six copies of the proposal letter.

Grounds for Omission

The Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1) (Improper Under State Law) under the Exchange Act. Under Rule14a-8(i)(1), a corporation may omit a proposal from its proxy statement "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under the laws of the State of Delaware and governed by the Delaware General Corporation Law ("DGCL").

The Proposal requires the Company's Board of Directors (the "Board") to redeem the rights (the "Rights") issued under the Company's Amended and Restated Rights Agreement (the "Shareholders Rights Plan") and repeal and eliminate the Shareholder

Rights Plan itself. As submitted, the Proposal mandates action on a matter that is, under DGCL, committed to and within the discretionary authority granted to the Board, and which is therefore not a proper subject for action by shareholders.

Section 141(a) of DGCL states that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board or directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Neither the Company's Restated Certificate of Incorporation (the "Certificate") nor DGCL limits or restricts in any manner the ability of the Board to redeem the Rights issued under the Shareholders Rights Plan. Furthermore, the Shareholder Rights Plan expressly vests the power to redeem the Rights with the Board. The Proposal would therefore constitute an exercise of power by the shareholders that is reserved to the Board under DGCL and under the terms of the Shareholder Rights Plan.

The Staff has frequently agreed that shareholder proposals that usurp the power of the board of directors of a company under applicable state law by mandating certain action may properly be omitted from the registrant's proxy statement under Rule 14a-8(i)(1). See Pancho's Mexican Buffet, Inc. (December 8, 2000); The Walt Disney Company (November 18, 1999); American International Group, Inc. (March 12, 1999) and Tandem Computers Incorporated (November 8, 1995). (For your convenience, copies of these No- Action letters are included in the Table of Authorities enclosed herewith.)

As the Proposal seeks to require the Company to take action which Delaware state law reserves to the sole discretion of the Board, it is not a proper subject for shareholder action. The Proposal, therefore, may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(1) under the Exchange Act.

Please acknowledge receipt of these materials by receipt-stamping the additional enclosed copy of this letter and returning it using the pre-paid, pre-addressed air courier packaging enclosed for this purpose.

Should the Staff disagree with my conclusion regarding the omission of the Proposal or should any additional information be desired in support of my position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you wish any further information on this matter, please call me at 312 357-5321, or you may fax written materials to fax no. 312 357-5807.

Very truly yours,

Taras R. Proczko
Vice President, Corporate Counsel
& Secretary

TRP
enclosures

Exhibit A

Mr. Taras R. Proczko
Secretary of the Company
Hartmarx Corporation
101 North Wacker Drive
Chicago, IL 60606

Dear Secretary Proczko:

The attached Stockholder Proposal is to be included in the Proxy Statement. I have owned the same 94,953 shares for many years, comprised of 79,445 shares registered in my name plus 15,508 shares shown on the attached statements, and will own them beyond the Annual Meeting, when I will present this Resolution.

The Board did not oppose the 1993 proposal which gained an 80% vote, compared to 64% in 1992 and 57% in 1991, but I need to know what will be stated in the Proxy Statement as well as any comments from the SEC.

I think that removal of the Poison Pill should help, though improvements in sales and earnings are the most needed, to increase the market value of our Company's shares.

Sincerely,

John R. Meinert

John R. Meinert

Received by the Company this 25th day of October 2001.

Mr. John R. Meinert
634 North Ironwood Drive
Arlington Heights, IL 60004

Exhibit A

John R. Meinert, 634 North Ironwood Drive, Arlington Heights, IL 60004, owner of 94,953 shares of the Company's common stock, has given notice that this proposal will be presented at the Annual Meeting:

Resolved: That the stockholders of Hartmarx Corporation hereby require its Board of Directors to redeem immediately the Rights distributed under its Stockholder's Rights Plan (the " Poison Pill") and take all steps necessary to redeem, repeal and eliminate its Poison Pill.

This statement has been submitted in support of the resolution:

The previous Poison Pill's expiration was January 31, 1996, and a majority of the shares voting at three Annual Meetings – 80% the third time in 1993 – requested redemption or submitting the Plan to a binding stockholder vote, but the Board took neither action. While not opposing the 1993 proposal, agreements with lenders signed after its submission required their consent; such request was promised in that proxy statement. However, instead of redemption or eliminating the Poison Pill upon expiration, the Board approved a new Poison Pill with less constraints on amendment powers, redeemable at one cent per Right (29 million would be only $290,000) for 10 more years until January 31, 2006, without Stockholder approval, which would have been denied.

A substantial majority of anti-Poison Pill proposals are winning year after year despite Board opposition. I retired as Hartmarx Chairman in 1990, and now the Company, the times and financial situation are far different than when I signed agreements to distribute Rights. This Poison Pill is no longer necessary and is unattractive to existing stockholders and potential investors. Market value of the very substantial shares owned by directors, executives, employees and their benefit plans would be enhanced by removing obstacles to accumulating shares; studies support this, and this advantage is far more important than using the Poison Pill, designed to discourage or thwart unwanted offers, to "protect" Stockholders from losing control of the Company at prices the Board deems too low.

The Board's very important responsibilities would continue regarding all offers -- evaluating proposals, informing Stockholders of its negotiating efforts, recommending acceptance or rejection, and using its power to add directors and influence Stockholder approval by tailoring the best offer. Stockholders, well protected under Delaware laws, must have the right to decide on what they consider a "Fair Price" and meanwhile, purchases of Hartmarx shares should not be blocked by the Poison Pill, which the Board does not need to perform its duties.

The Board has good reason to permit Bakhsh/Traco shareholdings higher than the (15%) Poison Pill, while demonstrating its powers to dictate how much a stockholder can buy, accumulate, own or offer to buy, and to select directors. The Board would still be able to negotiate arrangements but without any Poison Pill diminishing Stockholder rights without Stockholder approval.

To enhance the value of the Company for its stockholders, it is important that you mark your proxy FOR this resolution.

December 12, 2001

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

SUBJECT: Shareholder Proposal Submitted to Hartmarx Corporation by John R. Meinert

Dear Chief Counsel:

The attached December 7th request to exclude my Proposal cites Delaware law because "As submitted, the Proposal mandates action". My reason for using "require" is that the Board plans to ignore any "request" even if it wins, as it has three times (by as high as 80%)!

If you rule that my Proposal to avoid exclusion, must be changed to substitute "request" for "require", then I acquiesce, although reluctantly, due to the fact that the stockholders right to "require" is supported by much legal authority which has been cited for you in similar circumstances.

However, if you allow "request" -vs- "require", then please demand that the Company's opposing statement contain an admission that "require" was rejected by the company as it has no plans to accept the Proposal even if it gains the winning vote.

If you wish to discuss this matter, please call me at 773/693-4800.

Very truly yours,

John R. Meinert

John R. Meinert
634 N. Ironwood Drive
Arlington Heights, Illinois 60004

Six Copies Enclosed
copy to: Mr. Taras R. Proczko, Vice President, Corporate Counsel & Secretary
Hartmarx Corporation
101 N. Wacker Drive
Chicago, IL 60606

TABLE OF AUTHORITIES

No-Action Letters

Pancho's Mexican Buffet, Inc. (December 8, 2000)
The Walt Disney Company (November 18, 1999)
American International Group, Inc. (March 12, 1999)
Tandem Computers Incorporated (November 8, 1995)

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **tandem w/2 computer! and .05 and william w/2 steele** (Edit Search)

Select for FOCUS™ or Delivery

1995 SEC No-Act. LEXIS 805

Securities Exchange Act of 1934 -- Rule 14a-8(c)(1)

November 8, 1995

CORE TERMS: stockholder, proponent, board of directors, attachment, proxy statement, holders, annual meeting, staff, proxy, omission, shareholder, redeem, enforcement action, proper subject, registrant, recommend, entirety, poison, pill, respectfully request, affirmative vote, inappropriate, concurrence, enclosed, reserved, stock, omit, Securities Exchange Act, receipt-stamping, confirmation

Tandem Computers Inc.

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Tandem Computers** Inc. (the "Company")
Incoming letters dated October 6, and 27, 1995

The proposal mandates that, upon an affirmative vote by the majority of the stockholders, the Company redeem the "poison pill" stock rights under the terms of the Stock Rights Plan.

There appears to be some basis for your opinion that the proposal may be excluded pursuant to rule 14a-8(c)(1) to the extent that it mandates an act by the Company's board of directors. It appears, however, that this defect could be cured if the proposal were revised and cast in the form of a request or recommendation. If the proponent provides the Company with a proposal revised in the manner indicated within ten calendar days after the date of this response, then the staff does not believe that rule 14-8(c)(1) may be relied upon as a basis to omit the proposal from the Company's proxy materials.

You state in your letter that the supporting statement was received by the Company on October 23, 1995. Rule 14a-8(a)(3) requires that a shareholder proposal be "received at the issuer's principal executive offices not less than 120 days in advance of the date of the issuer's proxy statement released to security holders in connection with the previous year's annual meeting of security holders . . . ." Additionally, Rule 14a-8(b)(1) states that the "supporting statement shall be furnished to the registrant at the time that the proposal is furnished . . . ." According to your letter, the subject supporting statement should have been received by the management on or before August 18, 1995 in order to have been timely filed with the Company. In view of this information, as set forth in your letters, this Division will not recommend any enforcement action to the Commission if the subject supporting statement is omitted from the Company's proxy materials.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

INQUIRY-1: LAW OFFICES OF

PILLSBURY MADISON & SUTRO

2700 SAND HILL ROAD

MENLO PARK, CALIFORNIA 94025-7020

TELEPHONE (415) 233-4500

TELECOPIER (415) 233-4545

WRITER'S DIRECT DIAL NUMBER

Menlo Park
(415) 233-4586

October 27, 1995

VIA COURIER

Office of the Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Tandem Computers** Incorporated: Omission of
Stockholder Support Statement from Proxy
Statement - Rule 14a-8(b)(1)

Ladies and Gentlemen:

On behalf of our client, **Tandem Computers** Incorporated, a Delaware corporation ("Tandem" or the "Company"), and pursuant to Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, on October 6, 1995 (by letter of that same date), we filed a request seeking the concurrence of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if the stockholder proposal described in that letter is omitted from Tandem's proxy statement and form of proxy for Tandem's 1996 Annual Meeting of Stockholders (the "1996 proxy Materials"). The stockholder proposal at issue (the "Proposal") was submitted by **William** D. **Steele** (the "Proponent"), by letter dated September 25, 1995. We have not yet received any response from the Division with respect to our letter of October 6.

By supplemental letter dated October 12, 1995, postmarked October 18, 1995, and received by the Company on October 23, 1995, the Proponent now requests that the Proposal be accompanied by a supporting statement. The Proponent's supplemental letter with respect to the proposed supporting statement is attached hereto as Exhibit A. The Proponent didnot submit a supporting statement with his original request pertaining to the Proposal.

The Company now seeks the additional concurrence of the Division that it will not recommend any enforcement action if the proposed supporting statement described in the Proponent's letter received October 23 is omitted from the 1996 Proxy Materials. It is the Company's intent to omit the proposed supporting statement even if the Division determines that it would be inappropriate for the Company to omit the Proposal.

As noted in our letter to the Division dated October 6, the Company intends to file with the Commission definitive copies of its 1996 Proxy Materials on or about December 15, 1995.

Discussion

Proponent's Proposed Supporting Statement is Untimely. Rule 14a-8(b)(1) provides that "the supporting statement shall be furnished to the registrant at the time that the proposal is furnished". As noted above, the Proponent's proposed supporting statement was not furnished to the Company with the Proposal; it was furnished approximately one month later, and only 54 days in advance of the benchmark date (the date the Company's proxy statement was released to security holders in connection with the previous year's annual meeting). n1

n1 Rule 14a-8(a)(3)(i) provides that "a proposal to be presented at an annual meeting shall be received ... not less than 120 calendar days in advance of the date of the registrant's proxy statement released to security holders in connection with the previous year's annual meeting". The Company's proxy statement for the 1995 annual meeting of stockholders was released on December 16, 1994.

We are of the opinion that the proposed supporting statement may be properly omitted in its entirety from the Company's 1996 Proxy Materials pursuant to the substantive requirements of Rules 14a-8(b)(1) and 14a-8(a)(3)(i), as it was not submitted with the Proposal, nor was it submitted in a timely manner.

Conclusion

On behalf of the Company, we respectfully request that the Division confirm our determination that inclusion of the proposed supporting statement is inappropriate under 14a-8(b)(1) and 14a-8(a)(3)(i), as it was not submitted in the manner and within the timeframe required by the rules, and that therefore the proposed supporting statement may be properly omitted in its entirety from the Company's 1996 Proxy Materials. We further seek the Division's confirmation that, for the foregoing reasons, the proposed supporting statement may be omitted from the Company's 1996 Proxy Materials even if the Company is required to include the Proposal in the 1996 Proxy Materials.

In accordance with Rule 14a-8(d), we enclose five additional copies of this letter, (including attachment). By copy of this letter and its attachment, Tandem is notifying the Proponent, in accordance with the requirements of Rule 14a-8(d), of its intention to exclude the proposed supporting statement from the 1996 Proxy Materials.

Please acknowledge receipt of these materials by receipt-stamping the enclosed copy of this letter and returning it in the envelope provided.

Should the Staff disagree with our conclusion regarding the omission of the proposed supporting statement or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(d) response. If you have any questions regarding any aspect of this request, please call me at (415) 233-4586 or Kent E. Soule at (415) 233-4530.

Very truly yours,

Katharine A. Martin

INQUIRY-2: LAW OFFICES OF

PILLSBURY MADISON & SUTRO

POST OFFICE BOX 7880

SAN FRANCISCO, CALIFORNIA 94120

TELEPHONE (415) 983-1000

TELECOPIER (415) 983-1200

WRITER'S OFFICE AND
DIRECT DIAL NUMBER

Menlo Park
(415) 233-4586

October 6, 1995

VIA COURIER

Office of the Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Tandem Computers** Incorporated: Omission of Stockholder Proposal from Proxy Statement - Rule 14a-8(c)(1)

Ladies and Gentlemen:

On behalf of our client, **Tandem Computers** Incorporated, a Delaware corporation ("Tandem" or the "Company"), and pursuant to Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, we respectfully request the concurrence of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if the stockholder proposal described below is omitted from Tandem's proxy statement and form of proxy for Tandem's 1996 Annual Meeting of Stockholders (the "1996 Proxy Materials").

William D. **Steele** (the "Proponent"), by letter dated September 25, 1995, submitted the following proposal (the "Proposal") for inclusion in the 1996 Proxy Materials:

> "The company will redeem the "poison pill" stock rights by purchasing said rights for the $ **.05** required under the Stock Rights Plan. It shall be executed immediately upon an affirmative vote by the majority of the stockholders."

The Proponent's letter is attached hereto as Exhibit A. The Proponent did not submit a supporting statement.

The Company intends to file with the Commission definitive copies of its 1996 Proxy Materials on or about December 15, 1995.

This letter sets forth the reasons why the Proposal should not be included in the Company's

1996 Proxy Materials and also constitutes the opinion of counsel on matters of law required by Rule 14a-8(d)(4).

Discussion

Rule 14a-8(c)(1) permits the omission of a stockholder proposal if "the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders."

We are of the opinion that the Proposal may be properly omitted in its entirety from the Company's 1996 Proxy Materials pursuant to the substantive requirements of Rule 14a-8(c)(1), as the Proposal mandates action on a matter that is, under Delaware law, committed to and within the discretionary authority granted the board of directors, and which is therefore not a proper subject for action by security holders.

Section 141 of the Delaware General Corporation Law (the "GCL") provides that the business and affairs of a corporation shall be managed by or under the direction of a board of directors. The powers reserved to the board of directors by this section have not been modified by any provision in the Company's certificate of incorporation, or otherwise. Further, the First Amended and Restated Rights Agreement, dated June 17, 1988, between the Company and Bank of America, N.T. & S.A., as Rights Agent (the "Stockholder Rights Plan") expressly provides that the decision as to when to redeem the Rights to Purchase Series A Participating Preferred Stock (the "Rights"), is vested exclusively in the board of directors.

The Proposal is stated in a mandatory fashion. If approved by the stockholders, it would require the Company to redeem the Rights for the $ **0.05** required under the Stockholder Rights Plan. The Proposal would therefore constitute an exercise of powers by the stockholders that are reserved to the board of directors under the GCL and under the terms of the Stockholder Rights Plan.

The Staff has repeatedly concluded that stockholder proposals that mandate an act of the company's board of directors may be excluded pursuant to Rule 14a-8(c)(1) as not a proper subject for action by security holders. See Ryder System, inc. (February 15, 1994); Eastman Kodak Company (February 4, 1993); Caterpillar, Inc. (December 15, 1992); Central Hudson Gas & Electric Corporation (September 18, 1991); Newbery Corp. (August 11, 1986); Integrated Resources, Inc. (June 9, 1986); American Telephone and Telegraph Company (December 23, 1983).

Because the Proposal seeks to require the Company to take action which Delaware law reserves to the sole discretion of the board of directors, it is not a proper subject for stockholder action. The Proposal, therefore, may be omitted from Tandem's 1996 Proxy Materials pursuant to 14a-8(c)(1).

Conclusion

On behalf of the Company, we respectfully request that the Division confirm our determination that the Proposal is inappropriate under the 14a-8(c)(1), as it pertains to action which is reserved to the Company's board of directors by the GCL, and that therefore the Proposal may be properly omitted in its entirety from the Company's 1996 Proxy Materials.

In accordance with Rule 14a-8(d), we enclose five additional copies of this letter (including attachment). By copy of this letter and its attachment, Tandem is notifying the Proponent, in accordance with the requirements of Rule 14a-8(d), of its intention to exclude the Proposal from the 1996 Proxy Materials.

Please acknowledge receipt of these materials by receipt-stamping the enclosed copy of this letter and returning it in the envelope provided.

Should the Staff disagree with our conclusion regarding the omission of the Proposal or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(d) response. If you have any questions regarding any aspect of this request, please call me at (415) 233-4586 or Kent E. Soule at (415) 233-4530.

Very truly yours,

Katharine A. Martin

ATTACHMENT 1

October 12, 1995

Tandem Computer
19333 Valleo Parkway
Cupertino, CO 95014

The following is a supporting statement for the proposal. I made to you in a letter dated September 25, 1995.

The Rights Plan as written is a device often referred to as a "poison pill" and for good reason. It discourages prospective acquirers from taking a large stake in our company or from making an offer to purchase the company for a reasonable price beneficial to shareholders. Paragraphs 4 and 5 beginning on page 3 and continuing on page 4 (See attachment) of the Rights Plan outline the punitive terms associated with any attempt to purchase this company. It is therefore in the best interest of shareholders to eliminate it.

Please include this as part of the proposal for the annual meeting.

Sincerely,

William D. **Steele**
4443 Whispering Circle South
Colorado Springs, CO 80917
Phone: 1.719.591.7393

Attachment
Relevant pages of Rights Plan

ATTACHMENT 2

September 25, 1995

Tandem Computer
19333 Valleo Parkway
Cupertino, CO 95014

I submit the following proposal for consideration at the shareholders meeting in 1996.

The company will redeem the "poison pill" stock rights by purchasing said rights for the $ **.05** required under the Stock Rights Plan. It shall be executed immediately upon an affirmative vote by the majority of the stockholders.

In compliance with Rule 14a-8(a)(2) and your letter dated September 4, 1995. I have enclosed copies of transaction confirmations as proof of purchase and ownership of Tandem common stock. As is evident my wife and I own 25,000 shares of common stock.

Sincerely,

William D. **Steele**
Shareholder
4443 Whispering Circle South
Colorado Springs, CO 80917
Phone. 719.591.7393

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
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Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **american international group, inc. and march w/2 1999** (Edit Search)

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*1999 SEC No-Act. LEXIS 319, **

1999 SEC No-Act. LEXIS 319

Securities Exchange Act of 1934 -- Rule 14a-8(i)(1), 14a-8(i)(3), 14a-9

March 12, **1999**

CORE TERMS: shareholder, board of directors, entity, proxy, proxy statement, financial services, proponent, sector, vague, proper subject, restitution, certificate of incorporation, financial institutions, stockholder, banking, correspondent, transmission, indefinite, mandatory, transact, managed, decree, staff, omit, mail, managing, manage, Securities Exchange Act, Exchange Act, Under Rule

[*1] American International Group, Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 12, **1999**

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **American International Group, Inc.**
Incoming letter dated January 14, 1999

The proposal mandates that AIG discontinue banking services with Swiss entities until all the claims made by victims of the Holocaust and their heirs are settled and total restitution is made.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears, however, that this defect could be cured if the proposal is recast as a recommendation or a request to the board of directors. Accordingly, unless the proponent provides AIG with a proposal revised in this manner within seven days of receipt of this letter, it is the Division's view that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that AIG may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the **[*2]** proposal and the supporting statement may be false and misleading under rule 14a-9. In our view, the second sentence of the proposal regarding the provision of financial services to any sector of Switzerland's economy may be omitted from AIG's proxy materials. Additionally, in our view, the first sentence of the fourth paragraph requiring that proposed action be adopted until all claims are settled may also be omitted from AIG's proxy materials. Unless the proponent provides AIG with a proposal revised in the manner indicated above, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AIG omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Dennis Bertron
Attorney Advisor

INQUIRY-1:
AMERICAN INTERNATIONAL GROUP, INC.

70 PINE STREET, NEW YORK, N.Y. 10270

TEL NO. 212 770-5123
FAX NO. 212 785-1584

January 13, 1999

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Judiciary Plaza,
Washington, D.C. 20549.

Re: **American International Group, Inc.** --
Shareholder Proposal on Dealings with Switzerland
[*3]
Ladies and Gentlemen:

This letter is filed by **American International Group, Inc.** (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Shareholder Proposal") submitted for inclusion in the Company's 1999 proxy statement for its 1999 Annual Meeting of Shareholders by Mr. John Jennings Crapo (the "Proponent") (a copy of the Shareholder Proposal and supporting statement (the "Supporting Statement") is attached as Exhibit A). In accordance with Rule 14a-8(j), six copies of this letter are attached.

The Shareholder Proposal demands that the Company

> 1. "shall hold no account of any public or private entity of the Confederation of Suisee [sic] ("Switzerland") nor provide any other correspondent banking or insurance services such as transmissions of funds for entities of Switzerland"; and
>
> 2. "provide no new trade credits or other insurance or financial services to any sector of the economy of Switzerland."

Based on the arguments below, the Company believes it may exclude the Shareholder Proposal from its 1999 proxy statement pursuant to Rules 14a-8(i)(1) **[*4]** and (3) under the Exchange Act.

Rule 14a-8(i)(1)

Under Rule 14a-8(i)(1), a shareholder proposal may be omitted from a registrant's proxy statement if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Shareholder Proposal, including the Supporting Statement, is phrased as a demand on the Company and its Board of Directors and is therefore mandatory rather than precatory. The Shareholder Proposal states that the Company "shall hold no account . . ." [emphasis added]. The Supporting Statement states "therefore we shareholders ... decree . . ." and "therefore we command the shareholder proposal" [emphasis added].

The Company is organized under the laws of the State of Delaware. Delaware General Corporation Law ("DGCL") Section 141(a) states that "the business and affairs of every corporation organized under the [DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in the [DGCL] or in the corporation's certificate of incorporation." Neither the Company's Restated Certificate of Incorporation nor the DGCL limit or restrict in any **[*5]** manner the ability of the Board of Directors to direct the Company to transact business in any country or with any group of persons organized or located in any country. Because the Shareholder Proposal would purport to bind the Company if it were to be approved by the shareholders of the Company, it represents an effort to regulate directly the manner in which the Company conducts its business and affairs. This is not permissible under Section 141(a) of the DGCL. An opinion of Sullivan & Cromwell to this effect is attached as Exhibit B.

The staff of the Division of Corporation Finance (the "Staff") has consistently found that shareholder proposals that usurp the power of the board of directors of a company organized under the laws of Delaware by mandating certain action may properly be omitted from the registrant's proxy statement under Rule 14a-8(i)(1). *See,* e.g., CVS Corporation (Publicly Available December 15, 1998); The Boeing Company (Publicly Available February 25, 1997); Tandem Computers Inc. (Publicly Available November 8, 1995); Caterpillar Inc. (Publicly Available December 15, 1992).

Based on the foregoing and the attached opinion of Sullivan & Cromwell, **[*6]** we believe that the Shareholder Proposal is not a proper subject for action by shareholders under the DGCL as it is mandatory in nature and is therefore excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a shareholder proposal may be omitted from a registrant's proxy statement if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's (the "Commission") proxy rules.

Misleading or vague shareholder proposals may be excluded under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules. Exclusion on the ground of vagueness is based on whether the proposal is so vague and indefinite "that the shareholders voting upon the proposal or the Company would not be able to determine with any reasonable certainty exactly what action or measures the Company would be required to take in the event the proposal were to be implemented." *See* Scientific Atlanta (September 5, 1981).

The Shareholder Proposal is very broad in scope and provides vague guidelines as to its application. Specifically, the Shareholder Proposal does not offer any clarification of the phrase "hold no account of any public or private entity of **[*7]** The Confederation of Suisee [sic]." The Company engages in numerous insurance and financial activities and provides a broad range of services to a diverse group of customers. It is not evident from the Company's business operations what this phrase should include. For example, by the use of the term "account," does the Proponent mean a literal "account," for example, held with a banking institution? Does the Proponent mean for the Company to not hold an account with any Swiss entity or for the Company to not hold an account for any Swiss entity? Grammatically speaking, the use of the preposition "of" is not correct and therefore creates a vague meaning. Further, is the above phrase meant to include only entities that are organized under the laws of Switzerland or all entities that engage in business or have offices in Switzerland? In the Supporting Statement, the Proponent appears to focus on the "financial institutions of Switzerland" and not all "entities of Switzerland." As a result, the Supporting Statement rather than clarifying the scope of the Shareholder Proposal only further clouds the meaning of the Shareholder Proposal.

The vagueness of the Shareholder Proposal is **[*8]** further exacerbated by the prohibition on the Company providing "financial services to any sector of the economy of Switzerland." The scope of this prohibition is very unclear. No guidance is given as to what is a "sector of the economy." For example, would this include the stock exchanges located in Switzerland? If so, this prohibition could be read to preclude the Company from effecting trades on all of the stock exchanges located in Switzerland. Further, the scope of "financial services" is unclear. Does "financial services" include only principal transactions by the Company or also encompass the Company effecting transactions for its customers and clients, such as brokerage transactions. As a result, it does not appear that either the stockholders of the Company or the Company's Board of Directors would be able to determine what actions the Company would have to take to comply with this prohibition.

Finally, it follows from the Proponent's Supporting Statement that, if the Shareholder Proposal were to be adopted, it would be in effect "until such time as all claims are settled by the financial institutions of Switzerland and complete and total restitution is made to the persons **[*9]** in question . . ." This standard is vague and indefinite as well as very subjective. It would be extremely difficult, if not impossible, for the Company to determine when "all claims are settled" and "complete and total restitution is made to the persons in question." It would be a very subjective determination as to exactly which claims fall under the test, who the "persons in question" are and what constitutes "complete and total restitution." For these reasons, neither the shareholders voting upon the proposal nor the Board of Directors of the Company will be able to determine with any reasonable certainty when the Shareholder Proposal would cease to be effective.

Based on the foregoing, we believe that the Shareholder Proposal is misleading, vague and indefinite and therefore excludable under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules.

Conclusion

In conclusion, the Company requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Shareholder Proposal is excluded from the Company's 1999 proxy statement pursuant to Rules 14a-8(i)(1) and (3). By copy of this letter, the Proponent has been notified **[*10]** of the Company's intention to omit the Shareholder Proposal from its 1999 proxy statement.

The Company is planning to mail its 1999 proxy statement to shareholders on or about April 5, 1999. We would appreciate a response to this filing in time to permit the Company to meet this schedule.

If you have any questions or comments regarding this request, please contact the undersigned (212-770-5123) or Eric N. Litzky (212-770-6918) of the Company.

Very truly yours,

Kathleen E. Shannon
Vice President, Secretary
and Associate General Counsel

ATTACHMENT 1

[Mr] John Jennings Crapo

Non-Practicing Licensed Certified

Social Worker

P O BOX 400151

CAMBRIDGE MA 02140-0002

November 19 1998

Via Certified
P 233 899 213
Mail
Return Receipt Requested
American International Group,
Incorporated
Office of Secretary
KATHLEEN E. SHANNON, ESQUIRE
Secretary or Successor as
SECRETARY of **AMERICAN INTERNATIONAL GROUP, INC.**
70 PINE STREET
NEW YORK CITY N Y 10270

RE: SHAREHOLDER
PROPOSAL FOR
1999 MEETING OF
SHAREHOLDERS OF
AMERICAN INTERNATIONAL GROUP, INC. ASSEMBLED
OF SHAREHOLDERS MEETING
IN ANNUAL MEETING OF
SHAREHOLDERS VOTING IN
PERSON OR BY PROXY BALLOT

Dear Secretary: **[*11]**

I've 105 shares common stock of **American International Group, Inc** which I've owned over 366 days continously and which I plan to continue to own until the adjournment of the next shareholder meeting of **AMERICAN INTERNATIONAL GROUP, INC.** SHAREHOLDER CRAPO plans to present the following shareholder proposal at said shareholder meeting.

[EDITOR'S NOTE: TEXT WITHIN THESE SYMBOLS [O>
SHAREHOLDER PROPOSAL:

AMERICAN INTERNATIONAL GROUP, INC. (the "Corporation") shall hold no account of any public or private entity of The Confederation of [O>Switzerland
Provide no new trade credits or other insurance or financial services to any sector of the economy of Switzerland.

Shareholder Reasons:

It has been nearly sixty-five years since the expiration by death of German Chief of State Field Marshal Paul Von Hindenburg and the Nazi Seizure of total Governmental Power in Germany with Herr Adolph Hitler as CEO of the regime and the abolition of free speech and assembly and the genesis of a very long series of persecutions **[*12]** climaxed by the homicides of many millions of Jews and others.

In this nation (the United States of America) in the heart of Dixie when the State of Alabama attempted to suppress the boycott of segregated bussess by African-Americans and others by intimidation by refusing to permit alternative transportation to be insured by companies licensed to sell insurance in said Alabama. Lloyds of London provided the insurance to the vehicles which provided the freedom riders transportation. This statement of Lloyds was a positive enunciation of the positive values of business.

Switizerland

Mr J.J. Crapo # P 233 899 213

to Secretary, American International

[O>Group
Supporting Statement [O>Cotniued:
Switzerland had during the horrors of World War Two had pretended neutrality between and among the beligerents but clandestinely plundrered [O>Jewsi**[*13]**

Therefore we shareholders of American Intenational Group, Inc. assembled in meeting of shareholders and proxies decree the economic action be adopted by the Board of Directors of this Corporation until such time as all claims are settled by the financial institutions of Switzerland and complete and total restitution is made to the persons in question by said institutions of Switzerland. The savage cruelty and denial of fundamental human rights, the homicides and other barbaratity, of the Governments of the Third Reich and it's client states, which included Austria and much of Nazi Occupied Europe and the Kingdom of Italy, and the Empire of Japan are to be renounced, and the delays in settling the legitimate claims are repugnant to all us stockholders. [O>Therefdo* * * *

If you have questions concerning my stockholder proposal, please write me a letter at my Post Office Box, PO BOX 440151,
CAMBRIDGE MA 02140-0002, United States of America. I'll reply in an appropriate manner.

C.C. this proposal I send to the United States Securities and Exchange Commission via certified Mail
Z 486 822 513, Return Receipt Requested.
[*14]
Thank you

Respectfully yours,
Mr John Jennings Crapo, Shareholder
Non-Practicing Licensed Certified
Social Worker in accordance with [O>erules of the Board of Social Workers,
Division of Registration, Commonwealth of
Massachusetts, United States of America

JJC/jjc Nov 19 1998 Thursday 6:30 A.M. to 8:15 A.M.

ATTACHMENT 2

SULLIVAN & CROMWELL

125 Broad Street, New York 10004-2498

NEW YORK TELEPHONE: (212) 558-4000
TELEX: 62694 (INTERNATIONAL) 127816 (DOMESTIC)
CABLE ADDRESS: LADYCOURT, NEW YORK
FACSIMILE: (212) 558-3588

January 13, 1999

American International Group, Inc.,
70 Pine Street,
New York, New York 10270.

Ladies and Gentlemen:

In connection with your intention to exclude from the proxy statement and form of proxy for the 1999 Annual Meeting of Stockholders (collectively, the "Proxy Materials") of **American International Group, Inc.**, a Delaware corporation (the "Company"), the proposal (the "Proposal") which was attached to a letter to the Company, dated November 19, 1998, from Mr. John Jennings Crapo, we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of Delaware corporation law, as **[*15]** we have considered necessary or appropriate for the purposes of this opinion.

The Proposal reads as follows: "[The Company] shall hold no account of any public or private entity of The Confederation of Suisee [sic] ("Switzerland") nor provide any other correspondent banking or insurance services such as transmissions of funds for entities of Switzerland [; and] provide no new trade credits or other insurance or financial services to any sector of the economy of Switzerland."

Rule 14a-8(i)(1) under the Securities Exchange Act of 1934, as amended, provides that a stockholder proposal may be omitted from a registrant's proxy materials if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." You have advised that you propose to exclude the Proposal from your Proxy Materials pursuant to Rule 14a-8(i)(1), and you have asked for our opinion as to whether the Proposal is a proper subject for action by shareholders under the law of your jurisdiction of organization, the General Corporation Law of the State of Delaware (the "DGCL").

The Proposal is phrased as a demand on the Company and its Board of Directors and **[*16]** is therefore mandatory rather than precatory in nature. The Proposal states that the Company "shall hold no account . . ." [emphasis added]. The Supporting Statement confirms this interpretation: "therefore we shareholders . . decree . . ." and "therefore we command the [sic] shareholder proposal" [emphasis added].

Section 141(a) of the DGCL states that "the business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as maybe otherwise provided in [the DGCL] or in its certificate of incorporation." Thus, if there is to be any variation from the mandate of Section 141(a), it can only be as otherwise provided in the certificate of incorporation or in the DGCL. Neither the Restated Certificate of Incorporation of the Company nor the DGCL limit or restrict in any manner the ability of the Board of Directors to direct the Company to transact business in any country or with any group of persons organized or located in any country. The distinction set forth in the DGCL between the role of the board of directors and the role of the shareholders in managing the business and affairs of the corporation **[*17]** is well established in Delaware case law. *See, e.g.,* Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984) ("A cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, . . . the business and affairs of a Delaware corporation are managed by or under its board of directors."); Quickturn Design Sys., Inc. v. Shapiro, Nos. 511 & 512, 1998, slip op. at 28 (Del. Dec. 31, 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.").

The Proposal deals with a matter that is central to the business and affairs of the Company, namely the types of business that the Company transacts and the persons with whom it transacts business. We believe that the determination of what business, if any, the Company transacts with persons or entities located in Switzerland or organized under Swiss law is part of the Company's business and **[*18]** affairs under Section 141(a). As a result, in the absence of a provision in the Company's certificate of incorporation to the contrary,* under Delaware law, the authority to make these determinations is left to the Company's Board of Directors.

* We also note that there is no contrary provision in the Company's By-laws.

Because the Proposal would purport to bind the Company if it were to be approved by the shareholders of the Company, it represents an effort to regulate directly the manner in which the Company conducts its business and affairs. This is not permissible under Section 141(a) of the DGCL. *See, e.g.,* Quickturn, slip op. at 29 (invalidating the redemption provision of a shareholder rights plan because that provision interferes with the board of directors' "full power to manage and direct the business and affairs of a Delaware corporation." (emphasis in original) (footnote omitted)).

Based on the foregoing, we advise you that, in our opinion, the Proposal is not a proper subject for action by the Company's shareholders under the DGCL.

The foregoing opinion is limited to the DGCL, and we are expressing no opinion as to the effect of the laws of any other **[*19]** jurisdiction. We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us responsible.

This opinion is delivered to you by us as your counsel and is solely for your benefit.

Very truly yours,

Sullivan & Cromwell

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Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **walt w/2 disney w/2 company and november w/2 18 w/2 1999 and arkison** (Edit Search)

1999 SEC No-Act. LEXIS 908

Securities Exchange Act of 1934 -- Rule 14a-8(i)(1), 14a-8(i)(3)

November 18, 1999

CORE TERMS: shareholder, proxy, candidate, board of directors, stockholder, annual meeting, omit, ballot, enforcement action, excludable, registrant, inherently, indefinite, proponent, recommend, voting, voted, vague, managed, nominee, applicable state law, common understanding, proper subject, distributed, enclosing, enclosed, workable, election, advice, elect

The **Walt Disney Company**

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The **Walt Disney Company**
Incoming letter dated October 8, 1999

The proposal mandates that the board of directors submit the names of at least two qualified individuals for each board position to shareholders to vote upon, and prescribes certain other procedures related to the election of directors.

There appears to be some basis for your view that Walt Disney may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal is recast as a recommendation or a request rather than a mandate. Accordingly, unless the proponent provides Walt Disney with a proposal revised in this manner, with seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Walt Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Walt Disney may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Walt Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: The **WALT DiSNEY Company**

500 South Buena Vista Street / Burbank, California 91521-0609 / 818-560-1841 / Fax 818-563-4160

1934 Act-Section 14(a)

Rule 14a-8(i)(1)

Rule 14a-8(i)(3)

October 8, 1999

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Omission of Stockholder Proposal

Ladies and Gentlemen:

On behalf of The **Walt Disney Company,** I am enclosing a proposal submitted by a stockholder for inclusion in the Company's proxy materials for its 2000 annual meeting of stockholders. For the reasons set forth below, the Company intends to omit the proposal from its proxy materials and requests, pursuant to Rule 14a-8(d) under the Securities Exchange Act, the Staff's advice that it will not recommend enforcement action to the Securities and Exchange Commission if the proposal is omitted.

The Company currently expects to file definitive proxy materials with the Commission on or about December 30, 1999, and to begin mailing shortly thereafter.

The proposal, submitted by Mr. Peter H. **Arkison,** calls upon the board of directors of the Company to submit the names of at least two qualified individuals to the shareholders for each position on the Board of directors to be voted upon by shareholders. A copy of the proposal is attached as Annex 1. The Company believes that the proposal may be excluded from its proxy materials under Rule 14a-8(i)(1), as being not a proper subject for action by stockholders under Delaware law, and Rule 14a-8(i)(3), as being contrary to the Commission's proxy rules.

I. The Proposal Is Excludable Under Rule 14a-8(i)(1)

The Company believes the proposal may be excluded from its proxy materials on the basis that it asks stockholders to take action that is reserved under Delaware law to the Board of Directors. The Company is organized under the laws of the State of Delaware and governed by the Delaware General Corporation Law (the "DGCL"). Section 141(a) of the DGCL states that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in the corporation's certificate of incorporation." This principle is also well established in Delaware case law, including *Smith v. Van Gorkom,* 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, ... the business and affairs of a Delaware corporation are managed by or under its board of directors."), and *Aronson v. Lewis,* 473 A.2d 805, 811 (Del. 1984) ("A cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation."). Neither the Company's Restated Certificate of Incorporation nor the DGCL limits or restricts in any manner the ability of the Board of Directors to select nominees for election as directors of the Company. Because Mr.

Arkison's proposal would purport to require the Board to follow the procedure set forth in the proposal, it constitutes an effort at the stockholder level to regulate directly and in a mandatory manner the way in which the Company conducts operations that under Delaware law are entrusted to its board of directors.

The Staff has frequently agreed that shareholder proposals that usurp the power of the board of directors of a company under applicable state law by mandating certain action may properly be omitted from the registrant's proxy statement under Rule 14a-8(i)(1). See, e.g., *American International Group, Inc.* (March 12, 1999); *CVS Corporation* (December 15, 1998); *Chrysler Corporation* (February 19, 1998); and *Tandem Computers Inc.* (November 8, 1995).

Based on the foregoing, the Company believes that Mr. **Arkison's** proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(1) on the basis that is not a proper subject for action by stockholders under the DGCL.

II. The Proposal Is Excludable Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. In interpreting this Rule, the Staff has on a number of occasions taken the position that a registrant may omit a proposal that is so "inherently vague and indefinite" that shareholders voting on it would not be able to determine with any "reasonable certainty exactly what actions the registrant would take under the proposal." *(Wendy's International, Inc.* (available February 6, 1990)). See, e.g., *The Dial Corporation* (available January 27, 1998) (proposal criticizing compensation packages of executives and management may be excluded).

The Company believes Mr. **Arkison's** proposal is inherently vague, ambiguous and indefinite, such that it is unlikely that any two shareholders would have a common understanding of its meaning and, if adopted, the board of directors would be unable to implement it.

In particular, the Company notes the portion of the proposal specifying that:

> "proxies submitted on behalf of management shall be prepared in such a way that each candidate will receive approximately the same number of votes if the shareholders do not make a choice in favor of particular candidates."

It is not at all clear to the Company what is meant by this sentence.

First, the phrase "proxies submitted on behalf of management" suggests that only proxies submitted on behalf of members of the Company's management will be subjected to the special treatment proposed by the resolution. Proxies submitted by or on behalf of other stockholders would apparently be treated differently.

Second, it is unclear what is meant by the statement that "each candidate will receive *approximately* [emphasis added] the same number of votes if the shareholders do not make a choice in favor of particular candidates." The proposal does not clearly indicate how this approximate allocation is to be made. According to the proponent's supporting statement,

> "the proxy ballots are to be designed and distributed in a manner that would result in all candidates receiving the same number of votes. That means that those shareholders who actually take the time and effort to vote for specific candidates will be the ones who choose the new members of the Board."

The Company does not understand how the design of proxy ballots and the manner of their distribution are meant to achieve the specified result - i.e., all candidates receiving (approximately) the same number of votes. The implication appears to be in part that shareholders who fail to return proxies will be deemed to have voted (approximately) equally for all candidates.

Finally, it is unclear what is meant by the phrase "if the shareholders do not make a choice in favor of particular candidates." The phrase could refer to the shareholders as a group failing to elect particular candidates, or it may refer to individual shareholders failing to express a preference between two competing candidates.

In the Company's judgment, these ambiguities render the proposal so confusing and uncertain that neither shareholders nor the Board of Directors can be expected to have a common understanding of its mechanics or implications. Shareholders will not understand what it is they are being asked to approve, and the Board of Directors will not know how to implement the proposal if it is adopted. In our view, the proposal is thus precisely the kind of "inherently vague and indefinite" proposal the Staff has found properly excludable under Rule 14a8-(i)(3).

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits the proposal from the proxy materials for its 2000 annual meeting.

As required by Rule 14a-8(j), I am enclosing six copies of this letter, a copy of which is being forwarded concurrently to each of the proponents.

Please acknowledge receipt of this letter on the additional enclosed copy and return it to us in the enclosed envelope.

Very truly yours,

David K. Thompson

ATTACHMENT 1

RESOLUTION

RESOLVED that the Board of Directors shall submit the names of at least two qualified individuals to the shareholders for each position on the Board of Directors to be voted upon by the shareholders. Each nominee will be submitted in such a manner as to make it impossible for the shareholders to know which is the one preferred by the Board, except that a simple statement may be included indicating that person's time of service on the Board. Proxies submitted on behalf of management shall be prepared in such a way that each candidate will receive approximately the same number of votes if the shareholders do not make a choice in favor of particular candidates.

STATEMENT IN SUPPORT OF RESOLUTION

It is the legal right and duty of the shareholders to elect the Board of Directors. At the present time, the Board of Directors nominates one candidate for each position to be filled on the Board. Under the proxy system, the shareholders do not have a meaningful way of saying that they do not like a particular candidate.

It is possible for a shareholder to withhold authority for voting for a particular director; however, since there is not a meaningful alternative choice presented, the chosen candidate wins.

The shareholders have the right to make a choice of whom they want to run their company; this Resolution takes a step towards allowing them to exercise that right. With the vast number of shareholders, only those whose names appear on the proxy ballot submitted with the Notice of the Annual Meeting have a chance at being elected to the Board. This Resolution attempts to address this problem by requiring the Board to submit two equally qualified candidates for each position.

Discretion is left with the Board to determine how information about the candidates is presented; the only requirement is that they be presented in a similar manner.

The proxy ballots are to be designed and distributed in a manner that would result in all candidates receiving approximately the same number of votes. That means that those shareholders who actually take the time and effort to vote for specific candidates will be the ones who choose the new members of the Board. Every vote then becomes very important.

The Resolution is a change in the way that the company is governed. It returns the control of the corporation to the shareholders. It terminates the Board of Directors becoming a self perpetuating body by giving shareholders the opportunity to remove the present directors by voting for the alternative choices. The Board then would be accountable to the shareholders for its actions.

A YES vote is needed for effective shareholder governance.

ATTACHMENT 2

LAW OFFICES OF

PETER H. **ARKISON**

SUITE 502

103 EAST HOLLY STREET

BELLINGHAM, WASHINGTON 98225-4728

[360] 671-0300

September 3, 1999

David K. Thompson, Esq.
Assistant General Counsel
The **Walt Disney Company**
500 South Buena Vista Street
Burbank, California 91521-0906

Dear Mr. Thompson:

I am writing in response to your letter of August 24, 1999.

I plan to continue to own at least $ 2,000 worth of Disney stock through the date of the annual meeting.

I plan to be present for the annual meeting.

Pursuant to your request, I have rewritten the material to make it clear what is the Resolution and what is the supporting statement.

As I indicated in my earlier letter to Ms Marsha Reed, I am interested in discussing the wording of this Resolution so that it would be workable from the perspective of the Board if it is adopted. I realize that a multitude of resolutions are proposed, many of which would not be workable if they were passed. I would like to avoid that problem through a discussion of the presentation of the issues.

Trusting that this is the information you need in this matter, I am

Sincerely yours,

Peter H. **Arkison**

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **walt w/2 disney w/2 company and november w/2 18 w/2 1999 and arkison** (Edit Search)
View: Full
Date/Time: Thursday, December 6, 2001 - 1:58 PM EST

2000 SEC No-Act. LEXIS 1041

Securities Exchange Act of 1934 -- Rule 14a-8(f), 14a-8(c), 14a-8(i)(1)

December 8, 2000

CORE TERMS: shareholder, stockholder, proxy, board of directors, omit, fax, proper subject, eligibility, intend, enforcement action, highest bidder, inclusion, stock, bonus, record holder, common stock, omission, bonuses, recommendation, recommended, concurrence, abandoned, formally, annual, Securities Exchange Act, applicable state law, shareholder action, continue to hold, proxy statement, sole discretion

Pancho's Mexican Buffet, Inc.

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Pancho's Mexican** Buffet, Inc.
Incoming letter dated October 24, 2000

The Stephen Oyster proposal calls for **Pancho's Mexican** Buffet to be formally placed on the market for sale and sold to the highest bidder. The Tina Oyster proposal calls for **Pancho's Mexican** Buffet to abandon its policy to grant a bonus to officers each year to cover the annual loan costs.

We are unable to concur in your view that **Pancho's Mexican** Buffet may exclude the Tina Oyster proposal under rule 14a-8(f). While it appears that Stephen and Tina Oyster may have exceeded the one-proposal limitation in rule 14a-8(c), it appears that **Pancho's Mexican** Buffet did not request that Stephen or Tina Oyster reduce the proposals to cure the deficiency as required by rule 14a-8(f). Accordingly, it is our view that **Pancho's Mexican** Buffet may not omit the Tina Oyster proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

There appears to be some basis for your view that **Pancho's Mexican** Buffet may exclude the Stephen Oyster proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears, however, that this defect could be cured if the proposal were recast as a recommendation or a request to the board of directors. Accordingly, unless Stephen Oyster provides **Pancho's Mexican** Buffet with a proposal revised in this manner, within seven days after receiving this letter, it is the Division's view that **Pancho's Mexican** Buffet may omit the Stephen Oyster proposal from its proxy materials in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that **Pancho's Mexican** Buffet may exclude the Tina Oyster proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears, however, that this defect could be cured if the proposal were recast as a recommendation or a request to the board of directors. Accordingly, unless Tina Oyster provides **Pancho's Mexican** Buffet with a proposal revised in this manner, within seven days after receiving this letter, it is the Division's view that **Pancho's Mexican** Buffet may omit the Tina Oyster proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1:
HAYNES AND BOONE, LLP

Attorneys

600 Congress Avenue Suite 1600 Austin, Texas 78701-3236

Telephone [512] 867.8400 Fax [512] 867.8470 http://www.hayboo.com

October 24, 2000

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re **Pancho's Mexican** Buffet, Inc./Omission of Stockholder Proposal with Respect to Bonuses to Officers

Ladies and Gentlemen:

On behalf of our client **Pancho's Mexican** Buffet, Inc. (the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, attached as Exhibit A is a copy of a shareholder proposal (the "Proposal") submitted by Tina Oyster dated August 23, 2000 for inclusion in the Company's proxy materials for its 2001 Annual Meeting of Stockholders (the "2001 Meeting").

The Proposal states that the Company's policy to grant a bonus to certain officers each year to cover the annual loan cost should be abandoned. For the reasons described below, the Company intends to omit the Proposal from its proxy materials and requests that the Staff advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission if the Proposal is so omitted. This letter gives the reasons why the Proposal should not be included in the Company's proxy materials and also is the supporting opinion of counsel on matters of state law required pursuant to Rule 14a-8(j)(2)(iii).

The Proposal should not be included in the Company's proxy materials because (i) the Proposal constitutes the second proposal made by the shareholder, as prohibited by Rule 14a-8(c), and (ii) the Proposal is not a proper subject for stockholder action under Delaware law and may be omitted pursuant to Rule 14a-8(i)(1).

Background of the Proposal

On August 18, 2000, the Company received a proposal from Stephen Oyster to be included in the Company's proxy materials for the 2001 Meeting. A copy of this proposal is attached as Exhibit B. On August 23, 2000, the Company received the Proposal from Ms. Oyster.

On August 30, 2000, we submitted a letter to each of Mr. Oyster and Ms. Oyster, in which we informed each of Mr. Oyster and Ms. Oyster of each of their failure to comply with the procedural requirements of Rule 14a-8(b). Specifically, the letters noted that each of Mr. Oyster and Ms. Oyster needed to demonstrate their respective eligibility to make a stockholder proposal as required under Rule 14a-8(b) by submitting a written statement from the record holder of verifying that, at the time they submitted their respective proposals, they continuously held the securities for at least one year and that they intend to hold the securities through the date of the 2001 Meeting. Copies of these letters are attached as Exhibit C and Exhibit D, respectively.

On September 12, 2000, the Company received a letter from Ms. Oyster with a letter from the record holder of her securities (Charles Schwab) that she currently owns 106,161 shares and that she owned 65,161 shares on July 31, 1999. The information included in the letter indicates that Ms. Oyster owns the shares in an account entitled "Stephen Oyster & Tina F. Oyster, Joint Tenants." The information also identifies the account number of the account. A copy of this letter is attached as Exhibit E.

Also on September 12, 2000, the Company received a letter from Mr. Oyster with a letter from the record holder of his securities (Charles Schwab) that he currently owns 106,161 shares and that he owned 65,161 shares on July 31, 1999. The information included in the letter indicates that these shares of Mr. Oyster were in the same account as the shares of Ms. Oyster, which is entitled "Stephen Oyster & Tina F. Oyster, Joint Tenants." The information also identifies the account number of the account as being the same account identified in Ms. Oyster's letter. A copy of this letter is attached as Exhibit F.

On September 26, 2000, Ms. Oyster was notified by us, on behalf of the Company, that the information contained in her letter dated September 12, 2000 indicates that the shares that she is using to evidence her eligibility to make the Proposal are identical to the shares Mr. Oyster has already used to evidence his eligibility to make his proposal. The letter further informed Ms. Oyster that Rule 14a-8(c) permits a shareholder to submit no more than one proposal to a company for a particular shareholder meeting. The letter noted that, because Mr. Oyster had already made a proposal with respect to the shares in the account listed above, Rule 14a-8(c) did not permit Ms. Oyster to make an additional proposal while using these share as the basis for evidencing her eligibility to make the Proposal. A copy of this letter is attached as Exhibit G.

On October 4, 2000, Ms. Oyster provided information to the Company indicating ownership of 16,933 shares of the Company's common stock held in a joint account registered under the name of Stephen Oyster and Tina F. Oyster. A copy of this information is attached as Exhibit H.

On October 6, 2000, Ms. Oyster was notified by us, on behalf of the Company, that Mr. Oyster has also made a proposal for inclusion in the Company's proxy materials. The letter reminded Ms. Oyster that Rule 14a-8(c) permits a shareholder to submit no more than one proposal to a company for a particular shareholder meeting. The letter noted that, because Mr. Oyster had already made a proposal, Rule 14a-8(c) did not permit Ms. Oyster to make an additional proposal while using shares owned jointly with Mr. Oyster as the basis for evidencing her eligibility to make the Proposal. A copy of this letter is attached as Exhibit I.

On October 18, 2000, the Company received a letter from Ms. Oyster in which she claimed that because she and her husband owned common stock with an aggregate value in excess of $ 4,000, the information she previously provided the Company evidences her eligibility to make the Proposal. A copy of this letter is attached as Exhibit J.

Rule 14a-8(c)

As indicated above, because more than one proposal has been made by the beneficial owner of the shares, the Proposal may be omitted from the proxy materials under Rule 14a-8(c). Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Mr. Oyster had already submitted a proposal with respect to the shares in the account indicated above. To permit Ms. Oyster to make the Proposal would permit more than one proposal to be made with respect to the same shares, in violation of Rule 14a-8(c).

We would note that, in response to Ms. Oyster's claim in her letter dated October 18, 2000, the fact that Mr. and Ms. Oyster own more than $ 4,000 of the Company's common stock is irrelevant for the purpose of Rule 14a-8(c). To permit shareholders to parcel out ownership of shares would violate the purpose of the Rule, which is to limit shareholders to one proposal per year.

The Company requests the Staff's concurrence that no enforcement action will be recommended as a result of omitting Ms. Oyster's proposal on the basis stated above.

Rule 14a-8(i)(1)

If the Staff disagrees with the basis of the omission as a result of or by a violation of 14a-8(i), please be advised that, in addition, we are of the opinion that the Company may properly omit the Proposal from its proxy materials because the Proposal is not a proper subject for stockholder action under Delaware law and therefore may be omitted pursuant to Rule 14a-8(i)(1). The Proposal is not a proper subject for stockholder action pursuant to Rule 14a-8(i)(1) because the Proposal would require the Company to take action based upon a stockholder vote in an area committed to the discretion of the Board of Directors by the laws of the State of Delaware.

Under the laws of the State of Delaware, the management of the business and affairs of the Company is committed to the Company's Board of Directors rather than the stockholders. DEL. CODE ANN. tit. 8, § 141(a).

The Proposal is stated in a mandatory fashion. If approved by the stockholders, the Proposal would require the Board of Directors of the Company to change its bonus policy as specified in the Proposal. This mandate would constitute an exercise by the stockholders of the Company of a power that is reserved to the Company's Board of Directors under Delaware law

The Staff has previously noted that stockholder proposals that mandate an act of a company's board of directors may be excluded pursuant to Rule 14a-8(i)(1) as an improper subject for action by stockholders. Triarc Companies, Inc. (April 22, 1999); Tandem Computers Inc. (November 8, 1995).

Because the Proposal seeks to mandate that the Company to take action that Delaware law reserves to the sole discretion of the Company's Board of Directors, it is not a proper subject for stockholder action. The Proposal, therefore, may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1).

The Company requests the Staff's concurrence that no enforcement action will be recommended as a result of such omission.

Pursuant to Rule 14a-8(j), we enclose six (6) additional copies of this letter and the Proposal. In addition, the Company is providing Ms. Oyster with a copy of this submission.

The Company anticipates that the definitive proxy materials will be filed with the Commission on or about January 22, 2001 and mailed shortly thereafter. If you have any questions regarding this matter, please call me at (817) 347-6602 or send any written inquiries to me by fax at (817) 347-6650.

Very truly yours,

Bill Greenhill

EXHIBIT A

TINA OYSTER

3825 LAKE AUSTIN BLVD., #401 . AUSTIN, TX 78703 . 512-480-9003/OFFICE .
512-457-8366/FAX

AUGUST 23, 2000

TO: SAMUEL CARLSON
PANCHO'S MEXICAN BUFFET
3500 NOBLE AVE.
FT. WORTH, TX 76111

FROM: TINA F. OYSTER

VIA FAX: 817-838-1408
ORIGINAL VIA MAIL

RE: PROXY PROPOSAL

Dear Sam,

Attached is a proposal I would like to have included in the proxy statement.

As you are aware from my 13D filing, I have owned 1% of company's stock for at least a year and intend to continue to hold the securities through the date of the meeting of shareholders.

Please contact me should you need additional information at (512)789-4000.

Thank you,

Tina Oyster

ATTACHMENT 1

PROPOSAL

The company policy to grant a bonus to certain officers each year to cover the annual loan cost should be abandoned.

SUPPORTING STATEMENT

For several years, officers have received bonuses to cover the cost of loans made to them by the company. For example, Hollis Taylor received $ 30,441 in 1999, $ 31,949 in 1998 and $ 33,707 in 1997. Jesse Arrimbide III received $ 14,094, $ 15,975 & $ 15,591 respectively and Samuel Carlson $ 21,141, $ 22,172 & $ 23,387 respectively. The officers have received these bonuses regardless of their personal performance or the performance of the company. This policy should be abandoned.

ATTACHMENT 2

STEPHEN OYSTER

3825 LAKE AUSTIN BLVD., #401 . AUSTIN, TX 78703 . 512-480-9003/OFFICE .
512-457-8366/FAX

AUGUST 18, 2000

TO: SAMUEL CARLSON
PANCHO'S MEXICAN BUFFET
3500 NOBLE AVE.
FT. WORTH, TX 76111

FROM: STEPHEN OYSTER

VIA FAX: 817-838-1408
ORIGINAL VIA FED EX

RE: PROXY PROPOSAL

Dear Sam,

Attached is a proposal I would like to have included in the proxy statement.

As you are aware from my 13D filing, I have owned 1% of company's stock for at least a year and I intend to continue to hold the securities through the date of the meeting of shareholders.

Please contact me should you need additional information at (512)789-4000.

Thank you,

Stephen Oyster

ATTACHMENT 3

PROXY PROPOSAL:

Pancho's Mexican Buffet should be formally placed on the market for sale and sold to the highest bidder.

SUPPORTING STATEMENT

Shareholders have suffered losses in the value of their stock for the past 6 years. $ 100 in Pancho's stock purchased on 9/30/94 was worth $ 14 on 9/30/99. The depressed stock price is a result of continued losses in store operations, failed strategies and business models and the failure of top management to increase shareholder value. Shareholders and Wall Street have no confidence in the company's ability to make profit. Selling the company would increase shareholder value.

INQUIRY-2: ***STEPHEN OYSTER***

3825 LAKE AUSTIN BLVD., #401 . AUSTIN, TX 78703 . 512-480-9003/OFFICE .
512-457-8366/FAX

OCTOBER 18, 2000

TO: SECURITIES & EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATIVE FINANCE
JUDICIARY PLAZA
450 FIFTH ST., N.W.
WASHINGTON, D.C. 20549

RE: **PANCHO'S MEXICAN** BUFFET, INC./OMISSION OF STOCKHOLDER PROPOSAL TO PLACE THE COMPANY ON THE MARKET

Ladies and Gentlemen,

Per Mr. Greenhills letter attached, the company is trying to omit my proposal for inclusion in the company's proxy materials.

While I am not a lawyer, it is clear to me that their intent is to silence shareholders - the purpose of Rule 14A-8 is simply to give shareholders a voice in the company. The by-laws of the company provide for shareholders to submit proposals and the 10-K outlines the procedure for proposals of which I have complied.

From rule 14A-8, a shareholder proposal is "a recommendation or requirement that the company and/or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders".

The company's attempt to omit my proposal is a blatant act to shut-out the voice of the owners of the company - the shareholders. Fortunately, there are SEC rules which protect the rights of shareholders from unscrupulous management.

I await your decision on the matter.

Thank you,

Stephen Oyster

You may fax me at (512)477-4400 or call me at (512)789-4000. My e-mail is soyster000@aol.com.

INQUIRY-3: HAYNES AND BOONE, LLP

Attorneys

201 Main Street Suite 2200 Fort Worth, Texas 76102-9834

Telephone [817] 347.6600 Fax [817] 347.6650 http://www.haynesboone.com

September 29, 2000

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re **Pancho's Mexican** Buffet, Inc./Omission of Stockholder Proposal to Place the Company on the Market

Ladies and Gentlemen:

On behalf of our client **Pancho's Mexican** Buffet, Inc. (the "Company") and pursuant to Rule

14a-8(j) under the Securities Exchange Act of 1934, as amended, I have enclosed a copy of a shareholder proposal (the "Proposal") submitted by Stephen Oyster dated August 18, 2000, for inclusion in the Company's proxy materials for its 2001 Annual Meeting of Stockholders.

The Proposal states that the Company should be formally placed on the market for sale and sold to the highest bidder. For the reasons set forth below, the Company intends to omit the Proposal from its proxy materials and requests that the Staff advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission if the Proposal is so omitted. This letter sets forth the reasons why the Proposal should not be included in the Company's proxy materials and also constitutes the supporting opinion of counsel on matters of state law required pursuant to Rule 14a-8(j)(2)(iii).

We are of the opinion that the Company may properly omit the Proposal from its proxy materials because the Proposal is not a proper subject for stockholder action under Delaware law and therefore may be omitted pursuant to Rule 14a-8(i)(1). The Proposal is not a proper subject for stockholder action pursuant to Rule 14a-8(i)(1) because the Proposal would require the Company to take action based upon a stockholder vote in an area committed to the discretion of the Board of Directors by the laws of the State of Delaware.

Under the laws of the State of Delaware, the management of the business and affairs of the Company is committed to the Company's Board of Directors rather than the stockholders. DEL. CODE ANN. tit. 8, § 141(a).

The Proposal is stated in a mandatory fashion. If approved by the stockholders, the Proposal would require the Board of Directors of the Company to place the Company on the market and sell the Company to the highest bidder. This mandate would constitute an exercise by the stockholders of the Company of a power that is reserved to the Company's Board of Directors under Delaware law.

The Staff has previously noted that stockholder proposals that mandate an act of a company's board of directors may be excluded pursuant to Rule 14a-8(i)(1) as an improper subject for action by stockholders. Triarc Companies, Inc. (April 22, 1999); Tandem Computers Inc. (November 8, 1995).

Because the Proposal seeks to mandate that the Company to take action that Delaware law reserves to the sole discretion of the Company's Board of Directors, it is not a proper subject for stockholder action. The Proposal, therefore, may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1). The Company requests the Staff's concurrence that no enforcement action will be recommended as a result of such omission.

Pursuant to Rule 14a-8(j), we enclose six (6) additional copies of this letter and the Proposal. In addition, the Company is providing Mr. Oyster with a copy of this submission.

The Company anticipates that the definitive proxy materials will be filed with the Commission on or about January 24, 2001, and mailed shortly thereafter. If you have any questions regarding this matter, please call me at (817) 347-6602 or send any written inquiries to me by fax at (817) 347-6650.

Very truly yours,

Bill Greenhill

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **pancho w/2 mexican** (Edit Search)
View: Full
Date/Time: Thursday, December 6, 2001 - 1:56 PM EST

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hartmarx Corporation
Incoming letter dated December 7, 2001

The proposal requires that the board immediately redeem the rights distributed under Hartmarx's rights plan and take all steps necessary to redeem, repeal and eliminate the rights plan.

There appears to be some basis for your view that Hartmarx may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears, however, that this defect could be cured if the proposal is recast as a recommendation or a request to the board of directors. Accordingly, unless the proponent provides Hartmarx with a proposal revised in this manner within seven days of receipt of this letter, it is the Division's view that Hartmarx may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Grace K. Lee
Attorney-Advisor